

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2012

<u>Via E-mail</u>
Douglas Toth
Chairman and Chief Executive Officer
Bizzingo, Inc.
63 Main Street, #202
Flemington, New Jersey 08822

> **Re: Bizzingo, Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2011**
> **Filed August 23, 2011**
> **Response dated April 5, 2012**
> **File No. 000-52511**

Dear Mr. Toth:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 11. Executive Compensation, page 58</u>

1. We note your response to comment 2 in our letter dated March 26, 2012. With a view to clarifying disclosure in future filings, advise us of the facts and circumstances of the $140,000 of salary and $1.2 million of stock awards disclosed in the summary compensation table, including what natural person received it and what entity paid it.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 60

2. We note your response to comments 2 and 3 in our letter dated March 26, 2012. Please revise to provide draft disclosure for the relationship with Groupmark Financial Services Ltd. For example, we note the reference to "amounts paid through Groupmark Financial Services Ltd., ("Groupmark") prior to Douglas Toth's resignation from Groupmark."

Item 15. Exhibits and Financial Statement Schedules, page 61

3. Please revise the exhibit index to indicate, if true, that your articles of incorporation as currently in effect are incorporated by reference from the information statement filed on March 9, 2011.

Please contact Ron Alper, Staff Attorney, at (202) 551-3329 or Jim Lopez, Legal Branch Chief, at (202) 551-3536 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Daniel H. Luciano, Esq.